Exhibit 99.1

Castor Maritime Inc. Announces the Deliveries of Two Containership Vessels and New $22.5 Million Debt Financing

Limassol, Cyprus, December 1, 2022 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor”, or the “Company”), a diversified global shipping company, announces the deliveries of two vessels.

On November 23, and on November 30, 2022, Castor took delivery of M/V Ariana A and M/V Gabriela A, respectively, both of which are 2005 German-built 2700 TEU containership vessels. We had agreed to acquire these vessels as previously announced at the time of the earnings release for the results of the third quarter of 2022.

The M/V Ariana A is currently employed under a time charter contract with minimum remaining duration of about four months at a minimum gross daily hire of $23,250.

The M/V Gabriela A is currently employed under a time charter contract with minimum duration of about sixteen months at a minimum gross daily hire of $26,350.

Both vessel acquisitions were financed with cash on hand and the net proceeds from a new senior term loan facility, further discussed below.

New $22.5 million Debt Financing

The Company also announces the closing of a $22.5 million senior term loan facility by two of its container vessel ship-owning subsidiaries, with an Asian financial institution (the “$22.5 Million Financing”) secured by its two containership vessels. The net proceeds from the $22.5 Million Financing were used to fund part of the acquisition price of the M/V Ariana A and M/V Gabriela A.

The $22.5 Million Financing has a tenor of five years and bears interest at SOFR plus margin.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 30 vessels, with an aggregate capacity of 2.5 million dwt, consisting of 1 Capesize, 7 Kamsarmax and 12 Panamax dry bulk vessels, 1 Aframax, 5 Aframax/LR2 and 2 Handysize tankers as well as 2 2700 TEU containership vessels.

For more information please visit the Company’s website at www.castormaritime.com Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the proposed Spin-Off, our business strategy, dry bulk and tanker market conditions and trends, the rapid growth of our fleet, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com